FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of February 2022

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Nine-month Period Ended December 31, 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 3, 2022	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

Summary of Financial Statements for the Nine-month Period Ended December 31, 2021 (IFRS, Consolidated)
February 3, 2022

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of securities report submission: February 10, 2022
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2021 (April 1 to December 31, 2021)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month Period Ended December 31, 2021	2,695,717	11.0	462,463	28.9	356,618	51.5	241,541	34.9
Nine-month Period Ended December 31, 2020	2,427,538	(3.6)	358,729	120.7	235,357	320.2	179,027	319.0

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month Period Ended December 31, 2021	241,417	34.9	459,044	170.9	154.09		153.03
Nine-month Period Ended December 31, 2020	178,907	320.8	169,450	—	114.57		113.72

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month Period Ended December 31, 2021	757.9	(2.9)	333
Nine-month Period Ended December 31, 2020	780.6	(1.5)	333

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2021	12,698,519	5,331,822	5,331,330	42.0	3,423.02
As of March 31, 2021	12,912,293	5,177,177	5,173,037	40.1	3,308.93

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2021	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2022	—	90.00	—
For the Fiscal Year Ending March 31, 2022 (Projection)				90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2022 (April 1, 2021 to March 31, 2022)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2022	3,510,000	9.8	970,000	0.2	515,000	1.1	385,000	5.1	242,500	(35.5)	154.99	416
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

FY2021 Management Guidance
Underlying Revenue Growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth
(Note) Please refer to page 6 for details of "Underlying growth".

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
December 31, 2021	1,582,252,525 shares
March 31, 2021	1,576,387,908 shares

2) Number of shares of treasury stock at period end:
December 31, 2021	24,757,731 shares
March 31, 2021	13,029,749 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2021	1,566,730,171 shares
December 31, 2020	1,561,600,324 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2021 (3) Outlook for the Fiscal Year Ending March 31, 2022" on page 11.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on February 3, 2022, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
1. Financial Highlights for the Nine-month Period Ended December 31, 2021
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2021)

	Billion JPY or percentage
	FY2020 Q3YTD	FY2021 Q3YTD	Change versus the same period of the previous fiscal year
Revenue	2,427.5	2,695.7	268.2	11.0%
Cost of sales	(740.9)	(798.5)	(57.6)	7.8%
Selling, general and administrative expenses	(641.3)	(662.9)	(21.7)	3.4%
Research and development expenses	(342.5)	(382.5)	(39.9)	11.7%
Amortization and impairment losses on intangible assets associated with products	(307.6)	(323.6)	(16.1)	5.2%
Other operating income	118.5	34.3	(84.3)	(71.1)%
Other operating expenses	(155.1)	(100.0)	55.1	(35.5)%
Operating profit	358.7	462.5	103.7	28.9%
Finance income and (expenses), net	(115.4)	(100.6)	14.8	(12.8)%
Share of loss of investments accounted for using the equity method	(8.0)	(5.3)	2.8	(34.4)%
Profit before tax	235.4	356.6	121.3	51.5%
Income tax expenses	(56.3)	(115.1)	(58.7)	104.3%
Net profit for the period	179.0	241.5	62.5	34.9%
Revenue. Revenue for the nine-month period ended December 31, 2021 was 2,695.7 billion JPY, an increase of 268.2 billion JPY, or 11.0%, compared to the same period of the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by translating revenue of the nine-month period ended December 31, 2021 using corresponding exchange rates in the same period of the previous fiscal year, the increase in revenue was 6.1%. In April 2021, Takeda completed the sale of a portfolio of diabetes products in Japan to Teijin Pharma Limited for 133.0 billion JPY, which was recorded as revenue and accounted for 5.5 percentage points (“pp”) of the increase in revenue. Excluding this selling price from revenue for the nine-month period ended December 31, 2021, the increase was 5.6%.
Each of our core therapeutic areas (i.e. Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”) Immunology, Oncology, and Neuroscience) contributed to positive revenue growth; however, Rare Diseases would have declined if not for the positive impact of the depreciation of the yen. Intensified competition impacted some products in this area, especially treatments for Rare Hematology. Overall, throughout the nine-month period ended December 31, 2021, the global spread of COVID-19 did not have a material effect on our revenue.
During the third quarter of the fiscal year ending March 31, 2022, LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) was launched in the U.S. in December 2021, following the launch of EXKIVITY (for non-small cell lung cancer) in the U.S. in September 2021.
Revenue outside of our core therapeutic areas increased by 36.7 billion JPY, or 8.2%, compared to the same period of the previous fiscal year to 482.2 billion JPY, largely due to the 133.0 billion JPY selling price of the diabetes portfolio in Japan, offsetting the impact from divestitures. Revenue from distributing Moderna’s COVID-19 vaccine, SPIKEVAX Intramuscular Injection, in Japan also contributed to the growth.
Year-on-year change in revenue for this nine-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 665.7 billion JPY, a year-on-year increase of 76.9 billion JPY, or 13.1%. Growth was driven by Takeda’s top-selling product ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)), with sales of 395.4 billion JPY, a year-on-year increase of 76.1 billion JPY, or 23.8%. Sales in the U.S. increased by 46.7 billion JPY, or 21.3%, to 266.0 billion JPY driven by increase in the first line biologic inflammatory bowel disease (“IBD”) population both in UC and CD. Sales in Europe and Canada increased by 21.7 billion JPY, or 26.9%, to 102.2 billion JPY. In the Growth and Emerging Markets, the increase in sales was primarily driven by Brazil and China. Sales of TAKECAB (for acid-related diseases) were 78.4 billion JPY, an increase of 14.2 billion JPY, or 22.2%, versus the same period of the previous fiscal year. This increase was mainly driven by the expansion of new prescriptions in the Japanese market due to TAKECAB’s efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
dose aspirin administration. Sales of GATTEX/REVESTIVE (for short bowel syndrome) were 56.6 billion JPY, an increase of 6.5 billion JPY, or 12.9%, primarily due to increased market penetration and new country launches including Japan. Sales of AMITIZA (for chronic constipation) decreased by 13.0 billion JPY, or 68.8%, to 5.9 billion JPY, due to generic entrants in the U.S. in January 2021.
•Rare Diseases. In Rare Diseases, revenue was 462.9 billion JPY, a year-on-year increase of 16.2 billion JPY, or 3.6%.
Revenue in Rare Metabolic increased by 11.6 billion JPY, or 9.5%, compared to the same period of the previous fiscal year to 133.4 billion JPY. Sales of enzyme replacement therapies ELAPRASE (for Hunter syndrome), VPRIV (for Gaucher disease) and REPLAGAL (for Fabry disease) increased primarily in Europe and Growth and Emerging Markets.
Revenue in Rare Hematology decreased by 7.0 billion JPY, or 3.2%, to 211.6 billion JPY. Sales of ADVATE decreased by 7.8 billion JPY, or 8.0%, to 89.3 billion JPY. Sales of ADYNOVATE/ADYNOVI increased by 2.1 billion JPY, or 4.8%, to 45.9 billion JPY, partially helped by the positive impact of the depreciation of the yen. Both products were impacted by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 5.3 billion JPY, or 15.4%, to 29.0 billion JPY, negatively impacted by the difference in timing of government tenders in Growth and Emerging Markets.
Revenue in Hereditary Angioedema (“HAE”) was 117.7 billion JPY, a year-on-year increase of 11.4 billion JPY, or 10.7%. Sales of TAKHZYRO were 78.4 billion JPY, an increase of 12.5 billion JPY, or 19.0%, versus the same period of the previous fiscal year primarily due to expansion of the prophylactic market, continued geographic expansion and strong patient uptake. Sales of CINRYZE decreased by 2.6 billion JPY, or 14.8%, to 14.7 billion JPY, primarily due to conversion to TAKHZYRO and a shift to newer agents marketed by competitors.
•PDT Immunology. In Plasma-Derived Therapies (“PDT”) Immunology, revenue increased by 50.2 billion JPY, or 16.0%, compared to the same period of the previous fiscal year to 363.2 billion JPY. Aggregate sales of immunoglobulin products were 278.3 billion JPY, an increase of 30.3 billion JPY, or 12.2%, compared to the same period of the previous fiscal year. In particular, sales of GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)) increased due to higher demand versus the same period of the previous fiscal year. In addition, CUVITRU and HYQVIA, which are SCIG (subcutaneous immunoglobulin) therapies, marked double digit growth. Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 61.5 billion JPY, an increase of 17.9 billion JPY, or 41.0%, versus the same period of the previous fiscal year driven by higher China sales following the resolution of the supply interruption which impacted HUMAN ALBUMIN for release in China in the second half of the previous fiscal year.
•Oncology. In Oncology, revenue was 359.1 billion JPY, a year-on-year increase of 40.6 billion JPY, or 12.8%. Sales of VELCADE (for multiple myeloma) increased by 8.6 billion JPY, or 11.3% versus the same period of the previous fiscal year to 84.5 billion JPY. U.S. sales increased by 9.6 billion JPY, or 13.3%, versus the same period of the previous fiscal year. This reflects a rebound in demand after lower sales in the first quarter of the previous fiscal year, when prescribers favored orally administered products over infusions or injections early in the COVID-19 pandemic. In addition, increased use of VELCADE as part of initial treatment for new patients contributed to the growth this year in the U.S. Royalty income outside the U.S. decreased due to continued generic erosion. Sales of NINLARO (for multiple myeloma) were 70.7 billion JPY, an increase of 2.9 billion JPY, or 4.2%, versus the same period of the previous fiscal year. In the U.S., NINLARO’s profile as an effective oral treatment led to a temporary increase in demand early in the COVID-19 pandemic in 2020 because its oral administration facilitated treatment in the at-home setting. This benefit has been less impactful in the U.S. this year; however, there have been strong demand increases in other countries, particularly in China. Sales of LEUPLIN/ENANTONE (generic name: leuprorelin) (for endometriosis, uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, increased by 7.0 billion JPY, or 9.2%, versus the same period of the previous fiscal year to 82.2 billion JPY mainly driven by an increased supply in the U.S. which was partially offset by a decrease in Japan due to generic erosion and competition. Sales of ADCETRIS (for malignant lymphomas) increased by 7.4 billion JPY, or 16.7% versus the same period of the previous fiscal year to 51.8 billion JPY, led by strong growth in sales in Growth and Emerging Markets, particularly in China where it was approved in May 2020. Sales of ALUNBRIG (for non-small cell lung cancer) were 10.1 billion JPY, an increase of 3.6 billion JPY, or 56.2% due to new launches and market penetration around the world.
•Neuroscience. In Neuroscience, revenue was 362.6 billion JPY, a year-on-year increase of 47.5 billion JPY, or 15.1%. Sales of VYVANSE/ELVANSE (for attention deficit hyperactivity disorder (“ADHD”)) were 245.0 billion JPY, an increase of 42.6 billion JPY, or 21.0%, versus the same period of the previous fiscal year. VYVANSE/ELVANSE has been negatively affected by COVID-19 during the course of the pandemic, most notably during periods when stay-at-home

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
restrictions have been in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend has been fluctuating throughout 2020 and into 2021; however, there has been a positive impact from increasing prescriptions versus the same period of the previous fiscal year. Sales of TRINTELLIX (for major depressive disorder (“MDD”)) were 63.0 billion JPY, an increase of 10.4 billion JPY, or 19.6%, versus the same period of the previous fiscal year, primarily due to increasing prescriptions in the U.S. and in Japan. The increase of these products was partially offset by the decrease of other neuroscience products such as REMINYL (for Alzheimer's disease), attributable to the continued impact of competition from generic products.

Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2020 Q3YTD		FY2021 Q3YTD
Japan*1	435.1	17.9%	530.2	19.7%
United States	1,189.0	49.0%	1,297.0	48.1%
Europe and Canada	500.0	20.6%	541.0	20.1%
Asia (excluding Japan)	119.2	4.9%	139.8	5.2%
Latin America	95.4	3.9%	93.5	3.5%
Russia/CIS	38.7	1.6%	43.6	1.6%
Other*2	50.2	2.1%	50.6	1.9%
Total	2,427.5	100.0%	2,695.7	100.0%
*1 The 133.0 billion JPY selling price of the sale of diabetes portfolio in Japan is included in the nine-month period ended December 31, 2021.
*2 Other includes the Middle East, Oceania and Africa.

Cost of Sales. Cost of Sales increased by 57.6 billion JPY, or 7.8%, to 798.5 billion JPY. The increase was primarily due to the depreciation of the yen and a sales increase of products with higher cost of sales ratio as compared to the same period of the previous fiscal year. The increase was partially offset by a 42.5 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire plc. The Cost of Sales Ratio decreased by 0.9 pp compared to the same period of the previous fiscal year to 29.6%. The main reason for the decrease in the Cost of Sales Ratio was the effect of the sale of a portfolio of diabetes products in Japan with the selling price of 133.0 billion JPY being recorded in revenue.

Selling, General and Administrative (SG&A) expenses. SG&A expenses increased by 21.7 billion JPY, or 3.4%, to 662.9 billion JPY compared to the same period of the previous fiscal year, mainly due to the impact from the depreciation of the yen in the current period.

Research and Development (R&D) expenses. R&D expenses increased by 39.9 billion JPY, or 11.7%, to 382.5 billion JPY compared to the same period of the previous fiscal year, mainly due to further investment in prioritized new molecular entities as well as the impact from the depreciation of the yen in the current period.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products increased by 16.1 billion JPY, or 5.2%, to 323.6 billion JPY compared to the same period of the previous fiscal year mainly due to impairment charges related to certain in-process R&D assets recorded in the current period.
Other Operating Income. Other Operating Income was 34.3 billion JPY, a decrease of 84.3 billion JPY, or 71.1%, compared to the same period of the previous fiscal year, mainly driven by a 60.2 billion JPY revaluation gain recorded in the same period of the previous fiscal year triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647"), to reflect management’s decision to terminate the clinical trial program following the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. The decrease was also driven by the effect of a 37.2 billion JPY divestiture gain on the sale of non-core assets in Asia Pacific, Europe, and Canada recorded in the same period of the previous fiscal year.
Other Operating Expenses. Other Operating Expenses were 100.0 billion JPY, a decrease of 55.1 billion JPY, or 35.5%, compared to the same period of the previous fiscal year. This is mainly attributable to a 27.3 billion JPY decrease in

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
restructuring expenses mainly attributable to lower Shire integration costs. There was also a 18.7 billion JPY loss recognized in the same period of the previous year from changes in the fair value of financial assets associated with contingent consideration arrangements from the divestment of XIIDRA.
Operating Profit. As a result of the above factors, Operating Profit increased by 103.7 billion JPY, or 28.9% compared to the same period of the previous fiscal year to 462.5 billion JPY.

Net Finance Expenses. Net Finance Expenses were 100.6 billion JPY in the current period, a decrease of 14.8 billion JPY, or 12.8%, compared to the same period of the previous fiscal year. The decrease is mainly due to a decrease in interest expense primarily driven by the reduction in outstanding balances of bonds and loans and a gain on prior equity method investments related to the acquisition of Maverick Therapeutics, Inc. in April 2021.

Share of Loss of Investments Accounted for Using the Equity Method. Share of Loss of Investments Accounted for Using the Equity Method was 5.3 billion JPY, a decrease of 2.8 billion JPY, or 34.4%, compared to the same period of the previous fiscal year, mainly due to Takeda's share of impairment loss recognized by Teva Takeda Pharma Ltd. in the same period of the previous fiscal year resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision to divest a part of its generics business and a manufacturing plant.

Income Tax Expenses. Income Tax Expenses were 115.1 billion JPY, an increase of 58.7 billion JPY, or 104.3%, compared to the same period of the previous year. This increase was primarily due to a tax charge of 64.6 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014 as well as higher pretax earnings in the current period. These increases were partially offset by an increase in tax credits and a decrease in unitary tax in overseas subsidiaries in the current period versus the same period of the previous year.
Net Profit for the Period. Net Profit for the Period increased by 62.5 billion JPY, or 34.9%, compared to the same period of the previous fiscal year to 241.5 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(ii) Underlying Results (April 1 to December 31, 2021)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda's core operations.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Underlying Results

FY2021 Q3YTD
Underlying Revenue Growth	+7.1%
Underlying Core Operating Profit Growth	+5.4%
Underlying Core Operating Profit Margin	29.4%
Underlying Core EPS Growth	+9.9%

Underlying Revenue Growth was 7.1% compared to the same nine-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 12.0%, which constitute approximately 42% of the total Underlying revenue, led by ENTYVIO, TAKHZYRO, HUMAN ALBUMIN/FLEXBUMIN, GAMMAGARD LIQUID/KIOVIG and CUVITRU.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA/NATPAR, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, HUMAN ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)

Underlying Revenue Growth by Therapeutic Area
GI	+7.6%
Rare Diseases	-1.0%
Rare Metabolic	+5.2%
Rare Hematology	-7.6%
Hereditary Angioedema	+5.4%
PDT Immunology	+10.3%
Oncology	+8.2%
Neuroscience	+10.0%
Other	+10.6%
Total	+7.1%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Financial Highlights for the Nine-month Period Ended December 31, 2021, (1) Business Performance, (i) Consolidated Financial Results (April 1 to December 31, 2021), for the revenue of each core therapeutic areas and sales of major products before underlying adjustments.

The impact of major non-recurring items and divestitures excluded to calculate Underlying Revenue:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from the same period of the previous fiscal year as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from the same period of the previous fiscal year as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from the same period of the previous fiscal year as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from the current period.
•Revenue of select non-core prescription pharmaceutical products in China is excluded from both the current period and the same period of the previous fiscal year as the divestiture was publicly announced and had been expected to complete within the first half of the current fiscal year. It is now expected to complete in the second half of the current fiscal year.

Underlying Core Operating Profit Growth was 5.4% over the same nine-month period of the previous fiscal year, attributable to Underlying Revenue Growth.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the sale of a portfolio of diabetes products in Japan, was 757.9 billion JPY.

Underlying Core Operating Profit Margin for the current period was 29.4%.

Underlying Core EPS Growth for the current period was 9.9%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of December 31, 2021 were 12,698.5 billion JPY, reflecting a decrease of 213.8 billion JPY compared to the previous fiscal year-end. Cash and cash equivalents decreased by 241.9 billion JPY and Intangible Assets decreased by 117.2 billion JPY mainly due to amortization. These decreases were partially offset by an increase in Goodwill of 134.1 billion JPY mainly due to the effect of foreign currency translation.
Although there was a decline in share price during the three-month period ended December 31, 2021 that eliminated our surplus in market capitalization compared to the carrying value of our one cash-generating unit (CGU), we concluded there was no indication of goodwill impairment as of December 31, 2021.
Liabilities. Total Liabilities as of December 31, 2021 were 7,366.7 billion JPY, reflecting a decrease of 368.4 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 280.5 billion JPY to 4,354.9 billion JPY* primarily as a result of the repayment of loans and the redemption of bonds. In addition, Other Financial Liabilities decreased by 114.7 billion JPY.
* The carrying amount of Bonds was 3,653.7 billion JPY and Loans was 701.2 billion JPY as of December 31, 2021. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June 2015	June 2022 ~ June 2045	175.1
Unsecured US dollar denominated senior notes (5,500 million USD)	September 2016	September 2023 ~ September 2026	606.6
Unsecured Euro denominated senior notes (3,750 million EUR)	November 2018	November 2022 ~ November 2030	486.3
Unsecured US dollar denominated senior notes (3,250 million USD)	November 2018	November 2023 ~ November 2028	372.3
Hybrid bonds (subordinated bonds)	June 2019	June 2079	498.0
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	800.1
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	466.0
Unsecured JPY denominated senior bonds	October 2021	October 2031	249.3
Total			3,653.7

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	172.4
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			5.3
Total			701.2
On May 17, 2021, Takeda redeemed the remaining 200 million USD of unsecured U.S. dollar-denominated senior notes issued in July 2017 in advance of their original maturity date of January 18, 2022. Following this, on June 11, 2021, Takeda prepaid 2,000 million USD of the Japan Bank for International Cooperation loan (“JBIC Loan”) amount of 3,700 million USD (that was entered into on December 3, 2018) in advance of its original maturity date of December 11, 2025. On August 10, 2021, Takeda redeemed 1,500 million EUR of unsecured senior notes issued in November 2018 in advance of their original maturity date of November 21, 2022. On October 14, 2021, Takeda issued 10-year unsecured senior bonds with an aggregate principal amount of 250 billion JPY and a maturity date of October 14, 2031. Following this, on December 13, 2021 Takeda prepaid the remaining 1,700 million USD amount outstanding on the JBIC Loan in advance of its original maturity date of December 11, 2025.
Equity. Total Equity as of December 31, 2021 was 5,331.8 billion JPY, an increase of 154.6 billion JPY compared to the previous fiscal year-end. This was mainly due to an increase of 215.5 billion JPY in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the depreciation of yen. This increase was partially offset by a decrease in Retained Earnings of 43.0 billion JPY and an increase in Treasury Shares of 31.5 billion JPY. The decrease in Retained Earnings resulted primarily from dividend payments of 284.2 billion JPY whereas Net Profit for the Period was recorded.
Consolidated Cash Flow

	Billion JPY
	FY2020 Q3YTD	FY2021 Q3YTD
Net cash from (used in) operating activities	610.0	747.5
Net cash from (used in) investing activities	100.2	(172.5)
Net cash from (used in) financing activities	(718.3)	(826.5)
Net increase (decrease) in cash and cash equivalents	(8.1)	(251.4)
Cash and cash equivalents at the beginning of the year	637.6	966.2
Effects of exchange rate changes on cash and cash equivalents	(11.8)	9.5
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	(0.1)	—
Cash and cash equivalents at the end of the period	617.6	724.3
Net cash from operating activities was 747.5 billion JPY for the current period compared to 610.0 billion JPY for the same period of the previous year. The increase of 137.6 billion JPY was primarily driven by higher net profit for the period adjusted for non-cash items and other adjustments, including the income relating to the release from the obligation to divest the pipeline compound SHP 647 and certain associated rights in the same period of the previous year. In addition, there was a decrease in trade and other receivables mainly due to the trade receivables sales program put in place in the current period. These favorable impacts were partially offset by a decrease in provisions due to payments.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
Net cash used in investing activities was 172.5 billion JPY for the current period compared to net cash from investing activities of 100.2 billion JPY for the same period of the previous year. This increase in net cash used of 272.7 billion JPY was mainly due to a decrease of 122.8 billion JPY in proceeds from sales of business, net of cash and cash equivalents divested reflecting the sales of the non-core assets in the same period of the previous year, a decrease of 57.7 billion JPY in proceeds from sales and redemptions of investments, and an increase of 49.7 billion JPY in acquisition of businesses, net of cash and cash equivalents acquired.
Net cash used in financing activities was 826.5 billion JPY for the current period compared to 718.3 billion JPY for the same period of the previous year. The increase of 108.2 billion JPY was mainly due to a decrease in proceeds from issuance of bonds and long-term loans of 930.2 billion JPY as a result of the issuance of U.S. dollar-denominated senior notes of 7,000 million USD and Euro-denominated senior notes of 3,600 million EUR in the same period of the previous year compared to the 250 billion JPY issuance of senior bond in the current period. In addition, purchase of treasury shares increased by 50.4 billion JPY mainly due to the share buybacks in the current period. These were partially offset by a decrease in repayments of bonds and long-term loans of 754.1 billion JPY and the favorable impact from short-term loans and commercial papers of 85.0 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2022
Considering Takeda's financial results through the nine-month period ended December 31, 2021, the full-year financial forecast for revenue and profits have been revised from the previous forecast announced on October 28, 2021, reflecting favorable foreign exchange rates, strong business momentum driven by Takeda's 14 global brands, and discipline in operating expenses. The forecast upgrade is also attributable to other assumptions including updated tax rate assumptions.
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2022 (FY2021)

			Billion JPY or percentage
	Previous Forecast (October 28, 2021)	Revised Forecast (February 3, 2022)	vs. Previous Forecast
Revenue	3,370.0	3,510.0	+140.0	+4.2%
Operating profit	488.0	515.0	+27.0	+5.5%
Profit before tax	352.0	385.0	+33.0	+9.4%
Net profit for the year (attributable to owners of the Company)	184.3	242.5	+58.2	+31.6%
EPS (JPY)	117.35	154.99	+37.64	+32.1%
Core Operating Profit	930.0	970.0	+40.0	+4.3%
Core EPS (JPY)	394	416	+22	+5.6%

Major assumptions used in preparing the FY2021 Revised Reported Forecast

Major assumptions used in preparing the FY2021 reported forecast have been revised as below, including free cash flow, reflecting a strong outlook for the year.

		Billion JPY or percentage
	Previous Forecast (October 28, 2021)	Revised Forecast (February 3, 2022)
FX rates	1 USD = 108 JPY 1 Euro = 131 JPY 1 RUB = 1.4 JPY 1 BRL = 19.9 JPY 1 CNY = 16.8 JPY	1 USD = 111 JPY 1 Euro = 131 JPY 1 RUB = 1.5 JPY 1 BRL = 20.7 JPY 1 CNY = 17.3 JPY
R&D expenses	(522.0)	(522.0)
Amortization of intangible assets associated with products	(406.0)	(412.0)
Of which Shire acquisition related	(328.0)	(335.0)
Impairment of intangible assets associated with products	(50.0)	(40.0)
Other operating income	23.0	48.0
Other operating expenses	(100.0)	(150.0)
Japan diabetes portfolio divestiture gain	130.0	131.4
Other Core Operating Profit adjustments	(39.0)	(32.4)
Of which Shire acquisition related to unwind of inventories step-up	(31.1)	(31.8)
Finance income and (expenses), net	(130.0)	(121.0)
Free cash flow (including announced divestitures)	600.0 - 700.0	700.0 - 800.0
Capital expenditures (cash flow base)	(210.0 - 260.0)	(210.0 - 260.0)
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	Mid-teen%	Mid-teen%

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)

Management Guidance*
Management guidance has not been changed from the previous guidance.

	Guidance as of October 28, 2021	Guidance as of February 3, 2022
Underlying Revenue Growth	Mid-single-digit growth	Mid-single-digit growth
Underlying Core Operating Profit Growth	Mid-single-digit growth	Mid-single-digit growth
Underlying Core Operating Profit Margin	~30% margin	~30% margin
Underlying Core EPS Growth	Mid-single-digit growth	Mid-single-digit growth
* Please refer to section 1. Financial Highlights for the Nine-month Period Ended December 31, 2021, (1) Business Performance, (ii) Underlying Results (April 1 to December 31, 2021), Definition of Core and Underlying Growth.

Other assumptions used in preparing the FY2021 Reported Forecast and the Management Guidance
•To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19). Based on currently available information, Takeda believes that its financial results for FY2021 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2021 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2021, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2021 forecast.
•Takeda expects at least one 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. in late FY2021.
•Takeda does not expect to restart sales of NATPARA in the U.S. market in FY2021.
•The forecast and the guidance do not include the impact of any potential further divestitures beyond what has already been disclosed by Takeda.
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
Takeda continues to respond to the COVID-19 pandemic and provide industry support in a number of ways. While vaccines are becoming more broadly available, we continue to strictly adhere to local public health guidance across our geographies in addition to the existing protocols we have had in place for almost two years, and monitor any potential impacts of effects and evolution of COVID-19, including new variants like Omicron, on our business activities.
In monitoring demand for our products, we have seen limited impact as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak. Where appropriate and in accordance with local public health guidance and regulations, our field employees have resumed some face-to-face engagements with customers, with the majority of all interactions still virtual. Clinical trial activities that were temporarily paused during the previous fiscal year have generally been resumed while we continue to monitor the evolution of the pandemic.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
Major updates to Takeda’s initiatives in response to the spread of COVID-19 in the current period are as below.
•The highly contagious Omicron variant has temporarily slowed the roll out of a new hybrid working model in parts of the business. Moving forward, implementation of this model will vary by job function, and on the local level, given differences in public health guidance and regulations, changes in population and epidemiology over time and standards of practice in the community.
•Takeda has undertaken a number of efforts to help the world respond to COVID-19. This includes bringing COVID-19 vaccines to Japan through two partnerships. The first partnership is with Novavax, for the development, manufacturing, and commercialization of its COVID-19 vaccine candidate, NVX-CoV2373 (development code in Japan: TAK-019) in Japan. In September 2021, Takeda concluded the agreement with the Government of Japan’s Ministry of Health, Labour and Welfare (MHLW) to provide 150 million doses of Novavax’ COVID-19 vaccine candidate manufactured in Japan by Takeda subject to licensing and approval, starting in early calendar year 2022. In December 2021, Takeda submitted a New Drug Application (NDA) to the MHLW in Japan for TAK-019.
The second partnership is with Moderna and the MHLW to import and distribute Moderna’s mRNA COVID-19 vaccine (SPIKEVAX Intramuscular Injection (former product name: COVID-19 Vaccine Moderna Intramuscular Injection)) in Japan. Since May 2021, Takeda has been distributing the Moderna COVID-19 vaccine in Japan. In October 2021, Takeda and Moderna published an investigation report prompted by the recall of three lots of the Moderna COVID-19 vaccine in Japan based on the observation of foreign particles in unpunctured vials from a single lot. The report concluded that the event does not pose an undue risk to patient safety or adversely affect the benefit/risk profile of the product.
Takeda will continue distribution of the vaccine in Japan in 2022 via an additional three-way agreement with Moderna and the MHLW. Specifically, the parties reached to an agreement in December 2021, to import and distribute 18 million additional doses of Moderna's COVID-19 vaccine, bringing the total to 93 million doses in 2022.
(iii) FY2021 Q3YTD financial impact from COVID-19
Overall, the global spread of COVID-19 did not have a material effect on our financials for the nine-month period ended December 31, 2021. Over the course of the pandemic, there have been adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions have been in place, reducing patient visits to medical care providers. This was notable especially in the early months of the previous fiscal year. The trend has fluctuated since then, and we have not yet seen a full recovery to pre-COVID-19 levels, however, a certain number of

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
our life-saving medicines have shown resilience and have grown even under such an environment. We have not experienced a material disruption from the rapid spread of COVID-19 due to the Omicron variant.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Nine-month Period Ended December 31,
	2020	2021
Revenue	2,427,538	2,695,717
Cost of sales	(740,862)	(798,466)
Selling, general and administrative expenses	(641,275)	(662,932)
Research and development expenses	(342,544)	(382,459)
Amortization and impairment losses on intangible assets associated with products	(307,570)	(323,632)
Other operating income	118,532	34,269
Other operating expenses	(155,090)	(100,034)
Operating profit	358,729	462,463
Finance income	58,030	42,949
Finance expenses	(173,389)	(143,539)
Share of loss of investments accounted for using the equity method	(8,013)	(5,255)
Profit before tax	235,357	356,618
Income tax expenses	(56,330)	(115,077)
Net profit for the period	179,027	241,541
Attributable to:
Owners of the Company	178,907	241,417
Non-controlling interests	120	124
Net profit for the period	179,027	241,541
Earnings per share (JPY)
Basic earnings per share	114.57	154.09
Diluted earnings per share	113.72	153.03

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Nine-month Period Ended December 31,
	2020	2021
Net profit for the period	179,027	241,541
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	69,336	(5,951)
Remeasurement of defined benefit pension plans	(4,879)	(2,912)
	64,457	(8,862)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(42,370)	206,582
Cash flow hedges	(21,596)	13,958
Hedging cost	(10,288)	5,969
Share of other comprehensive income (loss) of investments accounted for using the equity method	220	(145)
	(74,034)	226,365
Other comprehensive income (loss) for the period, net of tax	(9,577)	217,503
Total comprehensive income for the period	169,450	459,044
Attributable to:
Owners of the Company	169,301	458,887
Non-controlling interests	149	157
Total comprehensive income for the period	169,450	459,044

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2021	As of December 31, 2021
ASSETS
Non-current assets:
Property, plant and equipment	1,453,917	1,493,587
Goodwill	4,033,917	4,167,993
Intangible assets	3,909,106	3,791,875
Investments accounted for using the equity method	112,468	104,507
Other financial assets	235,882	230,305
Other non-current assets	100,341	79,645
Deferred tax assets	353,769	352,715
Total non-current assets	10,199,400	10,220,626
Current assets:
Inventories	753,881	811,324
Trade and other receivables	783,091	715,515
Other financial assets	36,598	27,555
Income taxes receivable	29,623	40,602
Other current assets	122,789	138,352
Cash and cash equivalents	966,222	724,341
Assets held for sale	20,689	20,203
Total current assets	2,712,893	2,477,893
Total assets	12,912,293	12,698,519

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,613,218	4,231,939
Other financial liabilities	517,677	461,692
Net defined benefit liabilities	158,857	169,803
Income taxes payable	33,690	30,874
Provisions	38,748	34,042
Other non-current liabilities	56,898	70,486
Deferred tax liabilities	542,852	558,607
Total non-current liabilities	5,961,940	5,557,443
Current liabilities:
Bonds and loans	22,153	122,936
Trade and other payables	343,838	351,185
Other financial liabilities	248,053	189,298
Income taxes payable	145,203	185,441
Provisions	471,278	421,481
Other current liabilities	542,651	538,913
Total current liabilities	1,773,176	1,809,254
Total liabilities	7,735,116	7,366,697

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)

	JPY (millions)
	As of March 31, 2021	As of December 31, 2021
EQUITY
Share capital	1,668,145	1,676,263
Share premium	1,688,424	1,697,562
Treasury shares	(59,552)	(91,013)
Retained earnings	1,509,906	1,466,926
Other components of equity	366,114	581,592
Equity attributable to owners of the company	5,173,037	5,331,330
Non-controlling interests	4,140	493
Total equity	5,177,177	5,331,822
Total liabilities and equity	12,912,293	12,698,519

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2020 (From April 1 to December 31, 2020)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the period				178,907
Other comprehensive income (loss)					(42,191)	69,348
Comprehensive income (loss) for the period	—	—	—	178,907	(42,191)	69,348
Transaction with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,138)
Disposal of treasury shares		(0)	2
Dividends				(283,718)
Transfers from other components of equity				41,407		(46,286)
Share-based compensation		28,119
Exercise of share-based awards		(29,772)	30,032
Total transactions with owners	22	(1,631)	27,896	(242,311)	—	(46,286)
As of December 31, 2020	1,668,145	1,678,656	(59,567)	1,306,568	49,657	45,953

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period				—	178,907	120	179,027
Other comprehensive income (loss)	(21,596)	(10,288)	(4,879)	(9,606)	(9,606)	29	(9,577)
Comprehensive income (loss) for the period	(21,596)	(10,288)	(4,879)	(9,606)	169,301	149	169,450
Transaction with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,138)		(2,138)
Disposal of treasury shares				—	2		2
Dividends				—	(283,718)	(77)	(283,795)
Transfers from other components of equity			4,879	(41,407)	—		—
Share-based compensation				—	28,119		28,119
Exercise of share-based awards				—	260		260
Total transactions with owners	—	—	4,879	(41,407)	(257,431)	(77)	(257,508)
As of December 31, 2020	(44,326)	(9,733)	—	41,551	4,635,353	4,075	4,639,428

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
Nine-month period ended December 31, 2021 (From April 1 to December 31, 2021)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2021	1,668,145	1,688,424	(59,552)	1,509,906	400,798	41,983
Net profit for the period				241,417
Other comprehensive income (loss)					206,337	(5,883)
Comprehensive income (loss) for the period	—	—	—	241,417	206,337	(5,883)
Transaction with owners:
Issuance of new shares	8,118	14,036
Acquisition of treasury shares			(54,451)
Disposal of treasury shares		(0)	1
Dividends				(284,246)
Changes in ownership				(2,143)
Transfers from other components of equity				1,992		(4,904)
Share-based compensation		32,057
Exercise of share-based awards		(36,955)	22,989
Total transactions with owners	8,118	9,138	(31,461)	(284,397)	—	(4,904)
As of December 31, 2021	1,676,263	1,697,562	(91,013)	1,466,926	607,135	31,196

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2021	(68,075)	(8,592)	—	366,114	5,173,037	4,140	5,177,177
Net profit for the period				—	241,417	124	241,541
Other comprehensive income (loss)	13,958	5,969	(2,912)	217,470	217,470	33	217,503
Comprehensive income (loss) for the period	13,958	5,969	(2,912)	217,470	458,887	157	459,044
Transaction with owners:
Issuance of new shares				—	22,154		22,154
Acquisition of treasury shares				—	(54,451)		(54,451)
Disposal of treasury shares				—	1		1
Dividends				—	(284,246)		(284,246)
Changes in ownership				—	(2,143)	(3,804)	(5,948)
Transfers from other components of equity			2,912	(1,992)	—		—
Share-based compensation				—	32,057		32,057
Exercise of share-based awards				—	(13,966)		(13,966)
Total transactions with owners	—	—	2,912	(1,992)	(300,594)	(3,804)	(304,399)
As of December 31, 2021	(54,116)	(2,623)	—	581,592	5,331,330	493	5,331,822

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month Period Ended December 31,
	2020	2021
Cash flows from operating activities:
Net profit for the period	179,027	241,541
Depreciation and amortization	420,281	430,877
Impairment losses	10,118	14,666
Equity-settled share-based compensation	28,119	32,057
Change in estimate of liabilities related to SHP647	(60,179)	—
Loss (gain) on sales and disposal of property, plant and equipment	(3,435)	258
Gain on divestment of business and subsidiaries	(38,273)	(1,095)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	8,888	(9,683)
Finance (income) and expenses, net	115,359	100,589
Share of loss of investments accounted for using the equity method	8,013	5,255
Income tax expenses	56,330	115,077
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	(49,908)	82,243
Decrease (increase) in inventories	6,059	(39,268)
Decrease in trade and other payables	(5,082)	(1,797)
Increase (decrease) in provisions	66,844	(70,098)
Increase (decrease) in other financial liabilities	25,939	(51,158)
Other, net	(11,810)	(858)
Cash generated from operations	756,290	848,607
Income taxes paid	(174,694)	(107,224)
Tax refunds and interest on tax refunds received	28,375	6,138
Net cash from operating activities	609,971	747,521
Cash flows from investing activities:
Interest received	752	2,468
Dividends received	215	2,598
Acquisition of property, plant and equipment	(75,041)	(87,673)
Proceeds from sales of property, plant and equipment	42,818	412
Acquisition of intangible assets	(49,469)	(46,541)
Acquisition of investments	(9,479)	(7,600)
Proceeds from sales and redemption of investments	73,717	16,065
Acquisition of businesses, net of cash and cash equivalents acquired	—	(49,672)
Proceeds from sales of business, net of cash and cash equivalents divested	124,969	2,138
Other, net	(8,283)	(4,683)
Net cash from (used in) investing activities	100,199	(172,487)

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)

	JPY (millions)
	Nine-month Period Ended December 31,
	2020	2021
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(84,997)	(2)
Proceeds from issuance of bonds and long-term loans	1,179,515	249,334
Repayments of bonds and long-term loans	(1,389,102)	(635,047)
Payments for settlement of forward rate agreement related to bonds	(34,830)	—
Acquisition of treasury shares	(2,138)	(52,538)
Interest paid	(84,185)	(84,917)
Dividends paid	(274,679)	(273,024)
Repayments of lease liabilities	(27,710)	(29,904)
Other, net	(156)	(366)
Net cash used in financing activities	(718,282)	(826,465)
Net decrease in cash and cash equivalents	(8,112)	(251,430)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	637,614	966,222
Effects of exchange rate changes on cash and cash equivalents	(11,797)	9,549
Cash and cash equivalents at the end of the period	617,705	724,341
Cash and cash equivalents reclassified to assets held for sale	(70)	—
Cash and cash equivalents at the end of the period
(Consolidated statements of financial position)	617,635	724,341

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2021 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Nine-month period ended December 31, 2021 (April 1 to December 31, 2021)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2021.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2021, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Nine-month period ended December 31, 2021 (April 1 to December 31, 2021)
Not applicable.
(Significant Subsequent Events)
On January 28, 2022, Takeda provided a notice of redemption to the holders of 1,500 million USD in unsecured U.S. dollar-denominated senior notes issued in September 2016 in advance of their original maturity date of September 23, 2023. The redemption date of the unsecured senior notes will be March 24, 2022. The impact from the accelerated debt prepayment on the consolidated statements of profit or loss is not expected to be material.

APPENDIX

1 FY2021 Q3YTD Reconciliation from Reported Revenue to Core/Underlying Revenue
2 FY2021 Q3YTD Reconciliation from Reported to Core/Underlying Core
3 FY2020 Q3YTD Reconciliation from Reported to Core/Underlying Core

1 FY2021 Q3YTD Reconciliation from Reported Revenue to Core/Underlying Revenue

Q3YTD
(Billion JPY)	FY2020	FY2021	vs. PY
Reported Revenue	2,427.5	2,695.7	+268.2	+ 11.0%
Sale of Japan diabetes portfolio*2	—	(133.0)	(133.0)	-5.5pp
Core Revenue	2,427.5	2,562.7	+135.1	+ 5.6%
FX effects*1				-4.8pp
Divestitures*2				+6.3pp
Regional portfolio				+4.6pp
Japan diabetes portfolio				+1.0pp
TACHOSIL				+0.5pp
Others				+0.1pp
Underlying Revenue Growth				+ 7.1%

*1 FX adjustment applies plan rate to both periods.
*2 Major adjustments are as follows:
•Revenue of select over-the-counter and non-core products in Asia Pacific is excluded from FY2020 Q3 YTD as the divestiture was completed in November 2020.
•Revenue of select non-core prescription pharmaceutical products predominantly in Europe is excluded from FY2020 Q3 YTD as the divestiture was completed in December 2020.
•Revenue of select over-the-counter and non-core products in Latin America is excluded from FY2020 Q3 YTD as the divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from FY2020 Q3 YTD as the divestiture was completed in January 2021.
•Revenue of select over-the-counter and non-core products predominantly in Europe is excluded from FY2020 Q3 YTD as the divestiture was completed in March 2021.
•Revenue of the former subsidiary, Takeda Consumer Healthcare Company Limited is excluded from FY2020 Q3 YTD as the divestiture was completed in March 2021.
•Net sales from a portfolio of diabetes products in Japan (NESINA, LIOVEL, INISYNC and ZAFATEK) are excluded from FY2020 Q3 YTD as the divestiture was completed at the beginning of April 2021. In addition, the non-recurring item of the 133.0 billion JPY selling price as the result of the completion of the divestiture is excluded from FY2021 Q3 YTD.
•Revenue of select non-core prescription pharmaceutical products in China is excluded from both FY2021 Q3 YTD and FY2020 Q3 YTD as the divestiture was publicly announced and had been expected to complete within FY2021 H1. It is now expected to complete in FY2021 H2.

2 FY2021 Q3YTD Reconciliation from Reported to Core/Underlying Core

FY2021 Q3YTD
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	Sale of Japan diabetes portfolio	Irish Tax Assessment *1	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	2,695.7				(133.0)				2,562.7	(112.1)	(14.0)	+7.1%
Cost of sales	(798.5)				0.6			33.1	(764.7)	35.4	4.1
Gross Profit	1,897.3				(132.4)			33.1	1,798.0	(76.7)	(9.8)
SG&A expenses	(662.9)				1.0			2.8	(659.1)	29.8	0.0
R&D expenses	(382.5)							1.6	(380.9)	16.1	(0.0)
Amortization of intangible assets	(309.1)	309.1							—
Impairment losses on intangible assets	(14.6)		14.6						—
Other operating income	34.3			(33.2)			(1.1)		—
Other operating expenses	(100.0)			100.0					—
Operating profit	462.5	309.1	14.6	66.9	(131.4)		(1.1)	37.5	757.9	(30.7)	(9.8)	+5.4%
Margin	17.2%								29.6%			29.4	%*2
Financial income/expenses	(100.6)							11.6	(89.0)	8.3
Equity income/loss	(5.3)						6.6	2.4	3.8	0.2
Profit before tax	356.6	309.1	14.6	66.9	(131.4)		5.5	51.5	672.7	(22.2)	(9.8)
Tax expenses	(115.1)	(68.9)	(3.6)	(17.5)	40.2	64.6	(1.7)	(49.1)	(151.1)	5.0	2.9
Non-controlling interests	(0.1)								(0.1)	(0.0)	0.0
Net profit	241.4	240.2	10.9	49.4	(91.2)	64.6	3.8	2.3	521.5	(17.2)	(6.9)
EPS (yen)	154								333	(10)	(4)	+9.9%
Number of shares (millions)	1,567								1,567			1,563

*1 A tax charge of 64.6 billion JPY for tax and interest, net of 0.5 billion JPY of associated tax benefit, arising from tax assessment involving Irish taxation of the break fee Shire received from AbbVie in connection with the terminated offer to acquire Shire made by AbbVie in 2014.
*2 Underlying Core Operating Profit Margin.

3 FY2020 Q3YTD Reconciliation from Reported to Core/ Underlying Core

FY2020 Q3YTD
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS					CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization of intangible assets	Impairment of intangible assets	Other operating income/ expenses	TEVA JV related accounting adjustments	Others		FX	Divestitures
Revenue	2,427.5						2,427.5	3.2	(155.1)	+1.1%
Cost of sales	(740.9)					73.8	(667.0)	(7.2)	43.9
Gross Profit	1,686.7					73.8	1,760.5	(4.0)	(111.3)
SG&A expenses	(641.3)			0.0		(0.3)	(641.5)	1.5	12.4
R&D expenses	(342.5)			(0.4)		4.5	(338.4)	0.9	0.6
Amortization of intangible assets	(304.6)	304.6					—
Impairment losses on intangible assets	(3.0)		3.0				—
Other operating income	118.5			(57.3)	(1.1)	(60.2)	—
Other operating expenses	(155.1)			136.4		18.7	—
Operating profit	358.7	304.6	3.0	78.9	(1.1)	36.6	780.6	(1.6)	(98.3)	+8.5%
Margin	14.8%						32.2%			29.9%*
Financial income/expenses	(115.4)					17.2	(98.2)	6.1	(0.0)
Equity income/loss	(8.0)				16.2	(5.2)	3.0	(0.0)	(0.0)
Profit before tax	235.4	304.6	3.0	78.9	15.1	48.6	685.5	4.5	(98.3)
Tax expenses	(56.3)	(68.5)	(0.6)	(14.1)	(4.6)	(21.4)	(165.5)	(1.1)	27.4
Non-controlling interests	(0.1)						(0.1)	0.0	0.0
Net profit	178.9	236.1	2.5	64.8	10.5	27.1	519.8	3.4	(70.9)
EPS (yen)	115						333	3	(45)	+4.5%
Number of shares (millions)	1,562						1,562			1,558
* Underlying Core Operating Profit Margin.

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").